FILED PURSUANT TO RULE 424(B)(3)

File Number 333-190275

SUNGARD DATA SYSTEMS INC.

SUPPLEMENT NO. 7 TO

MARKET-MAKING PROSPECTUS DATED AUGUST 8, 2013

THE DATE OF THIS SUPPLEMENT IS FEBRUARY 13, 2014

ON FEBRUARY 13, 2014, SUNGARD DATA SYSTEMS INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED FEBRUARY 7, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 7, 2014

Commission file numbers:

SunGard Capital Corp. 000-53653

SunGard Capital Corp. II 000-53654

SunGard Data Systems Inc. 1-12989

SunGard® Capital Corp.

SunGard® Capital Corp. II

SunGard® Data Systems Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	20-3059890
Delaware	20-3060101
Delaware	51-0267091
(State or other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

Not Applicable

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Amendment and Restatement Agreement

On February 7, 2014, SunGard Data Systems Inc. (the “Company”) entered into an Amendment and Restatement Agreement (the “Seventh Amendment”) by and among the Company, SunGard Holdco LLC (“Holdings”), JPMorgan Chase Bank, N.A., as administrative agent, swing-line lender, and L/C Issuer, and the lenders party thereto, to the Amended and Restated Credit Agreement dated as of August 11, 2005, as amended and restated as of June 9, 2009, as further amended by the First Refinancing Amendment dated as of January 31, 2011, as further amended by the Second Refinancing and Incremental Amendment dated as of March 11, 2011, as further amended by the Third Amendment dated as of November 10, 2011, as further amended by the Fourth Amendment and Restatement Agreement dated as of March 2, 2012, as further amended by the Fifth Amendment and Restatement Agreement dated as of December 17, 2012 and as further amended by the Sixth Amendment and Restatement Agreement dated as of March 8, 2013.

Among other things, the Seventh Amendment:

•	amends certain covenants and other provisions of the existing credit agreement in order to permit the split-off of the Company’s Availability Services business, including (i) the ability to effect the split-off without requiring an initial public offering, (ii) permitting Availability Services to incur up to $1.5 billion of indebtedness in connection with the split-off, and (iii) SunGard’s total secured leverage ratio (less cash and Cash Equivalents in excess of $50 million), after giving pro forma effect to the split-off, to increase no more than 0.60x of Adjusted EBITDA at the time of the split-off; and

•	modifies certain covenants and other provisions in order to, among other things (i) modify the financial maintenance covenant included therein, and (ii) permit the Company and its affiliates to repurchase term loans.

Certain of the lenders under the credit facility are affiliates of Goldman Sachs Group, Inc., Goldman, Sachs & Co. and certain of their affiliates, which collectively beneficially own approximately 11% of SunGard Capital Corp. and SunGard Capital Corp. II, the Company’s indirect parent companies. Certain of the lenders under the credit facility, or their affiliates, have provided, and may in the future from time to time provide, certain commercial and investment banking, financial advisory and other services in the ordinary course of business for the Company and its affiliates, for which they have in the past and may in the future receive customary fees and commissions. In addition, in the ordinary course of business, the Company has provided, and may in the future provide, products and services to certain lenders under the credit facility and their affiliates.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Seventh Amendment, filed as Exhibit 10.1 hereto and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

10.1	Amended and Restated Credit Agreement, dated as of August 11, 2005, as amended and restated as of June 9, 2009, as further amended by the First Refinancing Amendment dated as of January 31, 2011, as further amended by the Second Refinancing and Incremental Amendment dated as of March 11, 2011, as further amended by the Third Amendment dated as of November 10, 2011, as further amended by the Fourth Amendment and Restatement Agreement dated as of March 2, 2012, as further amended by the Fifth Amendment and Restatement Agreement dated as of December 17, 2012, as further amended by the Sixth Amendment and Restatement Agreement dated as of March 8, 2013 and as further amended by the Seventh Amendment and Restatement Agreement dated as of February 7, 2014, among SunGard Data Systems Inc., SunGard Holdco LLC, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunGard Capital Corp. SunGard Capital Corp. II SunGard Data Systems Inc.

February 13, 2014	By:	/s/ Charles J. Neral
Charles J. Neral
Senior Vice President, Finance & Chief Financial Officer